

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 10, 2011

Ignacio González Domínguez
Chief Executive Officer
Telvent GIT, S.A.
Valgrande, 6
28108, Alcobendas, Madrid, Spain

> **Re:** **Telvent GIT, S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed April 7, 2011**
> **File No. 0-50991**

Dear Mr. Domínguez:

      We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note the disclosure on page 25 and elsewhere in your filing that you have operations in Latin America, the Middle East, and Africa, regions generally understood to include Cuba, Iran, Syria, and Sudan. Cuba, Iran, Syria, and Sudan are designated as state sponsors of terrorism by the U.S. Department of State, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include any information on your contacts with those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Syria, and Sudan, whether through subsidiaries, affiliates, joint ventures, alliance partners, resellers, or other direct or indirect arrangements. Your response should describe any goods, services, technology, software, information, or support you have provided, directly or indirectly, to the referenced countries, including any agreements, commercial arrangements, or other

Ignacio González Domínguez
Telvent GIT, S.A.
May 10, 2011
Page 2

contacts you have had with the governments of those countries or entities controlled by those governments.

2. Please discuss the materiality of your business activities in, and other contacts with, Cuba, Iran, Syria, and Sudan described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Syria, or Sudan.

In this regard, we note from several press releases on your website and the disclosure on pages 29 and 75 that you have a strong and continuing business relationship with PetroChina, a company that has been the object of divestment and related efforts resulting from its parent company's operations in Sudan and Iran. Please discuss the potential impact on your reputation and share value of your relationship with PetroChina.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-

3470 if you have any questions about the comments or our review.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
         Assistant Director
         Division of Corporation Finance